SECURITIES AND EXCHANGE COMMISSION

06050621

OMB APPROVAL
OMB Number: 3235-0123
Expires: Ocotober 31, 2004
Estimated average burden
hours per response . . . 12.00

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 7 2006
WASH, D.C.
209

SEC FILE NUMBER
8-49402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Sparta Group of Chicago, LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Moore 312-341-4501
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

401 S. La Salle Suite 605 (Address) Chicago (City) IL (State) 60605 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 0 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant Must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Michael Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sparta Group of Chicago, LP, as of December 31, 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARION SORIANO
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 8-2-2009

Notary Public

Signature

Partner
Title

This report **contains (check all applicable boxes):

[x (a) Facing page.
[x (b) Statement of Financial Condition.
~~[x (c) Statement of Income (Loss).~~
~~[x (d) Statement of Changes in Cash Flows.~~
~~[x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.~~
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
~~[x (g) Computation of Net Capital.~~
~~[x (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
x~~[(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.~~
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sparta Group of Chicago, LP
(An Illinois limited partnership)
Statement of Financial Condition
December 31, 2005

Assets

Cash	$	0
Securities owned:		
Marketable securities, at market value		9,773,646
Options, at fair value		231,185,345
Total securities owned		240,958,991
Due from broker dealer		14,515,436
Accrued dividend recevable		26,262
Fixed assets net of depreciation		23,067
CME Membership carried at cost		136,000
Other Assets		69,765
Total Assets	$	255,729,520

Liabilities and Member's Equity

Liabilities		
Due from broker	$	0
Securities sold short:		
Marketable securities sold short, at market value		11,671,946
Options sold short, at fair vaule		235,405,299
Accrued liabilities		41,054
Dividend payable		2,385
Total liabilities		247,120,684
Member's equity		8,608,836
Total member's equity and Liabilities	$	255,729,520

0

The accompanying notes to financial statements
are an integral part of this statement